UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	1-4797	36-1258310
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

155 Harlem Avenue, Glenview, IL	60025
(Address of principal executive offices)	(Zip Code)

(Registrant’s telephone number, including area code) 847-724-7500

ITW Savings and Investment Plan
Financial Statements
As of December 31, 2018 and 2017
Plan Number 003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
ITW Savings and Investment Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of ITW Savings and Investment Plan (the "Plan") as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The schedule of assets (held at end of year) as of December 31, 2018 ("supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan’s auditor since 2002.

/s/ Grant Thornton LLP
Chicago, Illinois
June 26, 2019

ITW Savings and Investment Plan

Financial Statements and Schedule
as of December 31, 2018 and 2017

Employer Identification Number 36-1258310
Plan Number 003

ITW SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2018 and 2017
Employer Identification Number 36-1258310, Plan Number 003

	2018	2017
ASSETS:
Receivables
Notes receivable from participants	$59,754,730	$59,958,947
Total receivables	59,754,730	59,958,947

Investments at fair value (Note 5)	2,290,611,706	2,636,843,004
Investments at contract value (Note 3)	498,344,560	488,460,910
Total Plan’s interest in Master Trust (Note 4)	2,788,956,266	3,125,303,914

Total assets	2,848,710,996	3,185,262,861

LIABILITIES:
Administrative expenses payable	407,253	455,596

NET ASSETS AVAILABLE FOR BENEFITS	$2,848,303,743	$3,184,807,265

The accompanying notes to financial statements
are an integral part of these statements.

ITW SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2018

Employer Identification Number 36-1258310, Plan Number 003

INCREASES (DECREASES):
Contributions
Company	$68,935,248
Participant	90,698,893
Rollovers	15,264,521
Total contributions	174,898,662

Plan’s interest in Master Trust net investment loss	(239,046,858)

Interest income on notes receivable from participants	2,285,142

Benefits paid to participants	(272,438,202)

Administrative expenses	(2,200,590)

Net decrease before net transfers to other plan	(336,501,846)

Net transfers to other plan (Note 10)	(1,676)

Net decrease	(336,503,522)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,184,807,265
End of year	$2,848,303,743

The accompanying notes to financial statements
are an integral part of this statement.

ITW SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Employer Identification Number 36-1258310, Plan Number 003

1.    DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM

The following describes the major provisions of the ITW Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan in which employees of participating business units of Illinois Tool Works Inc. and its wholly owned subsidiaries (the “Company”) are eligible to participate in the Plan as soon as administratively feasible upon hire. Established on November 16, 1967, and as subsequently amended, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The investment assets of the Plan are held in the Illinois Tool Works Inc. Master Pension Trust (the “Master Trust”) at The Northern Trust Company (the “Trustee”). The Trustee also serves as an investment advisor of The Northern Trust Company funds. Empower (the “Recordkeeper”) served as recordkeeper.

Participant and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 50% of eligible compensation to their pre-tax accounts. In addition, participants may contribute amounts from a minimum of 1% to a maximum of 10% of eligible compensation to their after-tax accounts. The combined pre-tax and after-tax contributions cannot exceed 50% of eligible compensation. Participants may change their contribution percentages with each payroll period.

Participants who are at least age 50 during the plan year may be eligible to contribute an additional amount to the Plan on a pre-tax basis. This additional amount, known as a “catch–up” contribution, is subject to an annual maximum amount.

Participants may enroll in the Plan and begin contributions to their pre-tax and after-tax accounts as soon as administratively feasible after being hired. After sixty days of eligibility, employees will be automatically enrolled in the Plan unless participation is declined. Automatically-enrolled participants will be enrolled at a 3% pre-tax contribution rate, which will escalate each year by 1% until a rate of 6% is reached, unless a participant elects otherwise.

The Company provides for a matching contribution based on each participant’s contribution rate and eligible Plan compensation. The Plan provides for a Company matching contribution immediately upon the start of participant contributions.

The Plan also provides for an enhanced Company match and additional contribution (“Company Basic Contribution”) to certain eligible participants. Certain eligible participants include all employees hired on or after January 1, 2007 and all employees of certain business units participating on or after this date (“Group II”) as designated by the ITW Employee Benefits Steering Committee (“EBSC”). Certain other business units participating on or after the above date as designated by the EBSC and all Plan participants as of December 31, 2006 (“Group I”) are not eligible for the enhanced Company match and additional contribution.

The Company matching contribution for each group is as follows:

Group I - Dollar-for-dollar match on the first 1% and 50¢ per $1 on the next 5% of eligible compensation contributed.

Group II - Dollar-for-dollar match on the first 3% and 50¢ per $1 on the next 3% of eligible compensation contributed.

The Group II Company Basic Contribution formula is based on age and years of service. Eligible Group II participants must have completed one year of service and be age 21 or older to receive this contribution.

Contributions are subject to certain limitations.

Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contributions, Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Funds

The Plan offers a mix of Core Investment Funds and Target Retirement Funds with different strategies, objectives and risk/reward potentials. Participants may select any combination of funds and may change funds at any time, subject to certain restrictions on transfers between funds.

Vesting

Participants’ interest in their employee and Company matching contribution accounts are fully vested at all times. Eligible Group II participants’ interests in their Company Basic Contribution accounts are fully vested after three years of service.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, up to $50,000, with a minimum loan amount of $1,000 from the vested portion of their account. Loans bear a reasonable rate of interest based on prevailing market rates, are secured by a portion of the participant’s account and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds; the participant’s account is credited with the interest payments made pursuant to the loan agreements. Principal and interest is paid ratably through payroll deductions.

Benefits

Upon termination of employment or death of a plan member, a participant may receive a lump-sum payment of their account balance. Additional optional payment forms are available at the election of the participant, in accordance with the Plan document.

Forfeitures

Forfeitures, primarily representing the unvested portion of Company Basic Contributions amounting to $262,000 and $243,000 as of December 31, 2018 and 2017, respectively, will be used to reduce future Company contributions pursuant to the terms of the Plan. In 2018, Company contributions were reduced by $991,000 from forfeited and nonvested accounts.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan were prepared on the accrual basis of accounting.

New Accounting Pronouncements

In February 2017, the FASB issued ASU 2017-06, Plan Accounting: Defined Contribution Plans (Topic 962): Employee Benefit Plan Master Trust Reporting. The guidance in this update requires a plan’s interest in a master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and the statement of changes in net assets available for benefits, respectively. The guidance also requires certain other disclosure related changes including removal of the percentage interest in the master trust for plans with divided interest, requirement for all plans to disclose the master trust other asset and liability balances and removal of disclosures for 401(h) accounts for health & welfare plan financial statements. The guidance requires retrospective application and is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. Management is currently assessing the potential impact the guidance will have upon adoption.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments (other than the fully benefit-responsive investment contracts) are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a description of the valuation methodologies used for assets measured at fair value.

Fully benefit-responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under terms of the plan. See Note 3 for a description of the valuation methodologies used for assets measured at contract value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan provides for investments that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ accounts and amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain administrative expenses of the Plan may be paid from Plan assets to the extent permissible by the Plan document. Expenses are identified as either specific or common fees. Specific fees, if any, are charged entirely to the Plan. Common fees are prorated to the Plan based on the Plan assets in relation to Master Trust assets.

Net Appreciation/(Depreciation)

Net appreciation/(depreciation) on investments is based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The Plan’s unrealized appreciation /(depreciation) and realized gain/(loss) are included in the Plan’s interest in Master Trust net investment gain/(loss).

3.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s investments in the Master Trust include fully benefit-responsive investment contracts in the Stable Asset Fund. The accounts for these contracts are credited with contributions and earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Through the Stable Asset Fund, the Plan also holds synthetic investment contracts. A synthetic investment contract includes a wrapper fee, which is a risk charge in order to credit participant accounts with contract value over the term of the agreement.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments at the time of computation.

Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events, such as Plan termination, may limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any such event is probable.

4.    MASTER TRUST

Through the Master Trust agreement, an investment account was initially established to accommodate the investment assets of the Plan and other Company sponsored retirement plans. Within the Master Trust, the investment assets of the Plan reside in the ITW Defined Contribution Plans’ Investment Account (the “DC Investment Account”). Plan investments and investment income reported in the Plan’s financial statements represent the Plan’s interest of the corresponding total of the Master Trust net assets and investment gains and losses.

The net assets in the DC Investment Account as of December 31, 2018 and 2017 are as follows:

	2018	2017
Assets
Noninterest-bearing cash	$—	$4

Receivables
Interest and dividends receivable	4,505,502	4,964,030
Due from brokers	89,581	1,059,028
Total receivables	4,595,083	6,023,058

Investments at fair value
Interest-bearing cash	1,531,600	4,866,813
Collective trust funds	1,511,296,544	1,377,516,002
Mutual funds	299,805,510	327,055,645
Corporate bonds	1,085,721	1,970,756
Preferred stock	2,515,134	1,013,821
Company common stock	421,819,169	574,307,210
Common stock	61,301,123	346,656,972
Real estate	—	14,408,138
Total investments at fair value	2,299,354,801	2,647,795,357

Investments at contract value
Guaranteed investment contracts	238,236,483	244,738,033
Synthetic investment contracts	262,612,321	246,177,454
Total investments at contract value	500,848,804	490,915,487

Total assets	2,804,798,688	3,144,733,906

Liabilities
Operating payables	405,575	2,721,416

DC Investment Account Net Assets	$2,804,393,113	$3,142,012,490

For the year ended December 31, 2018, the net gain on investments in the DC Investment Account is as follows:

Interest and dividends	$38,263,694
Net depreciation in fair value of investments	(276,994,464)
Investment management fee	(1,147,406)
Net investment loss	$(239,878,176)

The Plan’s interest in the DC Investment Account assets represents the specific assets which are identifiable to the Plan and an allocation of the common assets. The Plan’s interest in the DC Investment Account net investment loss represents an allocation of the common loss. The Plan’s interest in the DC Investment Account assets and net investment gain/(loss) was 99.5% at December 31, 2018 and December 31, 2017.

5.    FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The valuation inputs for the three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2
Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Cash and cash equivalents are recorded at cost, which approximates fair value.

Collective trust funds are valued using the net asset value provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

Mutual funds are traded in active markets and are valued based on quoted net asset value of shares held by the Master Trust investment accounts at year end.

Common and preferred stock are valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds are valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Real estate is valued at closing price reported in the market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the DC Investment Account’s assets at fair value as of December 31, 2018 and 2017:

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3
DC Investment Account
Cash & cash equivalents	$1,531,600	$1,531,600	$—	$—
Mutual funds	299,805,510	299,805,510	—	—
Collective trust funds (a)	1,511,296,544
Corporate bonds	1,085,721	—	1,085,721	—
Preferred stock	2,515,134	2,515,134	—	—
Company common stock	421,819,169	421,819,169	—	—
Common stock	61,301,123	61,301,123	—	—
Total investments at fair value	$2,299,354,801	$786,972,536	$1,085,721	$—

	Assets at Fair Value as of December 31, 2017
	Total	Level 1	Level 2	Level 3
DC Investment Account
Cash & cash equivalents	$4,866,813	$4,866,813	$—	$—
Mutual funds	327,055,645	327,055,645	—	—
Collective trust funds (a)	1,377,516,002
Corporate bonds	1,970,756	—	1,970,756	—
Preferred stock	1,013,821	1,013,821	—	—
Company common stock	574,307,210	574,307,210	—	—
Common stock	346,656,972	346,656,972	—	—
Real estate	14,408,138	14,408,138	—	—
Total investments at fair value	$2,647,795,357	$1,268,308,599	$1,970,756	$—

a)
These funds allows for daily liquidation with no additional notice required for redemption. Certain investments measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the master trust disclosure.

6.    ADMINISTRATION

The Master Trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee and investment managers. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the Illinois Tool Works Inc. Common Stock Fund.

7.    RELATED PARTY TRANSACTIONS

Through the Master Trust, certain Plan investments are shares of collective trust funds managed by the Trustee. In addition, the Recordkeeper was paid administrative fees in the Plan year. As defined by ERISA, any person or organization which provides these services to the Plan qualifies as a related party-in-interest. The Company is also a party-in-interest according to Section 3(14) of ERISA. The Illinois Tool Works Inc. Common Stock Fund is a Plan investment option.

8.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company contributions’ portion of their accounts.

9.    TAX STATUS

The Plan obtained its latest determination letter on April 13, 2017, in which the Internal Revenue Service stated that the Plan and related Trust, as adopted, was designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Company believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10.    TRANSFERS TO OTHER PLAN

Assets were transferred to the following plan during the year ended December 31, 2018:

Plan Name	Transfer Date	Assets Transferred to Other Plan
ITW Bargaining Savings and Investment Plan (“BSIP”)	Various	(1,676)
Total transfers to other plan		$(1,676)

Assets to BSIP represent transfers of individual participant account balances due to changes in job classification.

11.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$2,848,303,743	$3,184,807,265
Amounts allocated to withdrawing participants	(1,248,967)	(1,129,890)
Net assets available for benefits per the Form 5500	$2,847,054,776	$3,183,677,375

The following reconciles benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2018:

Benefits paid to participants per the financial statements	$272,438,202
Amounts allocated to withdrawing participants at:
December 31, 2018	1,248,967
December 31, 2017	(1,129,890)
Benefits paid to participants per the Form 5500	$272,557,279

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2018 and 2017, but not yet paid as of that date.

12.    SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2018 through the date these financial statements were available to be issued. There are no subsequent events that require recognition or additional disclosure in these financial statements.

ITW SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2018

Employer Identification Number 36-1258310, Plan Number 003

Identity of Issuer/Description of Investments	Current Value
*Participant loans**	$59,754,730

*Party-in-interest

**Interest rates on loans to participants with balances outstanding at December 31, 2018, lowest 3.25% to highest 5.25%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on June 26, 2019.

ITW SAVINGS AND INVESTMENT PLAN

ILLINOIS TOOL WORKS INC.

Dated: June 26, 2019	By: /s/ Karen Tulloch
Karen Tulloch
Vice President, Human Resources